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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                               Craig Corporation
________________________________________________________________________________
                               (Name of Issuer)


                        Class A Common Preference Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  224174201
        _______________________________________________________________
                                (CUSIP Number)


        James C. Lockwood, Esq., Troy & Gould Professional Corporation,
________________________________________________________________________________
1801 Century Park East, Suite 1600, Los Angeles, California 90067 (310) 553-4441
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 23, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 3352753021                                      PAGE 2 OF 5  PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           James J. Cotter
           SS#: ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4         00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               77,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             51,700
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                77,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             51,700
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           129,200

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                             [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           7.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  This Amendment No. 2 amends and supplements the Schedule 13D dated May 22, 1992, as amended by Amendment No. 1 dated January 18, 1994 (the "Schedule 13D") filed by James J. Cotter, an individual, relating to holdings of shares of Class A Common Preference Stock (the "Preference Stock") of Craig Corporation, a Delaware corporation (the "Issuer"). All capitalized terms and herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The purpose of this Amendment No. 2 is to report (i) certain purchases of Class A Common Preference Stock by Mr. Cotter on May 23, 1995, (ii) the cancellation on June 12, 1995 of options held by Mr. Cotter to purchase 175,000 shares of Preference Stock and (iii) an amendment to the partnership agreement of Hecco Ventures I, a California limited Partnership ("HVI") converting it to Hecco Ventures I, a California general partnership ("Hecco Ventures") effective June 15, 1995.

  Item 1 is amended and restated to read as follows:

Item 1.  Security and Issuer.
- ----------------------------

  This Statement relates to the shares of Class A Common Preference Stock of Craig Corporation, a Delaware corporation, with its principal executive offices located at 550 South Hope Street, Suite 1825, Los Angeles, CA 90071.

  Item 2 is amended and restated to read as follows:

Item 2.  Identity and Background.
- --------------------------------

  This Statement is being filed by James J. Cotter, whose business address is 550 South Hope Street, Suite 1825, Los Angeles, CA 90071. Mr. Cotter's principal occupation and employment are: Chairman of the Board of the Issuer, Reading Company (whose address is The Graham Building, One Penn Square West, 30 South 15th Street, Suite 1300, Philadelphia, Pennsylvania 19102) and Citadel Holding Corporation (whose address is the same as Mr. Cotter's); and Executive Vice President of The Decurion Corporation ("Decurion"). Decurion's address is 120 N. Robertson Blvd., Los Angeles, California 90048, and it is primarily engaged in motion picture exhibition business. Mr. Cotter has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cotter is a citizen of the United States.

  Item 3 is hereby amended to add the following:

Item 3.  Source and Amount of Funds or Other Consideration.
- ----------------------------------------------------------

  On May 23, 1995, Mr. Cotter purchased 22,000 shares of Preference Stock on the NYSE at a price of $8 1/2 plus commissions for an aggregate purchase price of $188,100. Of these shares, 7,000 shares were purchased for Mr. Cotter's Keogh account and 15,000 shares were purchased directly for Mr. Cotter's account. The above Shares purchased by Mr. Cotter were purchased at a brokerage firm involving normal and customary margin borrowing.

  On June 12, 1995, Mr. Cotter agreed to cancel his fully vested options to purchase 175,000 shares of Preference Stock in consideration of the extension of his consulting agreement with the Issue for an additional year and the granting of an option to purchase 300,000 shares of Issuer's Common Stock.

                               Page 3 of 5 Pages

  Item 4 is hereby amended to add the following:

Item 4.  Purpose of Transaction.
- -------------------------------

  The shares of Preference Stock purchased by Mr. Cotter were acquired for investment purposes. Mr. Cotter may elect to purchase additional shares of Preference Stock or shares of the Issuer's Common Stock on the NYSE or Pacific Stock Exchange or in private transactions. In the future, Mr. Cotter may decide to sell all or part of his investment in the Issuer, although he has no present intention to do so.

  Except as set forth in this Item 4, Mr. Cotter does not have any present plans or proposals that relate to or would result in any of the activities specified in clauses (a) through (i) of item 4 of Schedule 13D.

  Item 5 is hereby amended to add the following:

Item 5.  Interest in Securities of the Issuer.
- ---------------------------------------------

  (a) As of the date of this Amendment, Mr. Cotter is the beneficial owner of 129,200 shares of Preference Stock, representing approximately 7.9% of the outstanding shares. Of these shares 77,500 are owned directly by Mr. Cotter and 51,700 shares are owned beneficially as a result of Mr. Cotter being the general partner of a limited partnership that is a general partner of Hecco Ventures, which owns the 51,700 shares. In addition, Mr. Cotter is the beneficial owner of 1,997,260 shares of the Issuer's Common Stock. These shares of Common Stock consist of 1,079,822 shares owned directly by Mr. Cotter, 300,000 shares representing the fully vested shares with respect to a stock option granted to Mr. Cotter by the Issuer on June 12, 1995 (of which 125,000 shares are subject to divestiture under certain circumstances) and his beneficial ownership of the 617,438 shares owned by Hecco Ventures.

  (b) Mr. Cotter has the sole voting and dispositive power with respect to 77,500 shares of Preference Stock and shared voting and dispositive power with respect to an additional 51,700 shares of Preference Stock.

  (c) Effective June 12, 1995, the Issuer and Mr. Cotter agreed to cancel Mr. Cotter's fully vested option to purchase 175,000 shares of Preference Stock at an exercise price of $10.50 per share.

  (d) On May 23, 1994, Mr. Cotter purchased 22,000 shares of Preference Stock on the NYSE for an aggregate consideration of $188,100. Of these shares, 7,000 were purchased for Mr. Cotter's Keogh account and 15,000 shares were purchased directly for Mr. Cotter's account.

Item 6.   Contracts, Arrangements, Understanding or Relationships with
- ----------------------------------------------------------------------
          Respect to Securities of the Issuer.
          ------------------------------------

  All prior voting arrangements and agreements between Mr. Cotter, HVI and Michael R. Forman with respect to the voting of shares of Preference Stock and shares of the Issuer's Common Stock have been terminated effective June 15, 1995.

Item 7.   Material to be Filed as Exhibits.
- -------------------------------------------

  None

                               Page 4 of 5 Pages

                                  SIGNATURES
                                  ----------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 28, 1995



       /S/ James J. Cotter
       ------------------------------------------------
       James J. Cotter,
       an individual

                                  Page 5 of 5